BB

3-20

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: October 31, 2004<br>Estimated average burden<br>hours per response . . . 12.00 |

[illegible]ITED STATES
SECU[illegible]NGE COMMISSION
[illegible]

03013162

**ANNU[illegible]EPORT**

| SEC FILE NUMBER |
|---|
| 8-49200 |

MAR 17 2003

**FORM X-17A-5**
**PART III**

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Rydex Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Blackwell Road
(No. and Street)

Rockville, (City) Maryland (State) 20850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Verboncoeur (301) 296 - 5149
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Boulevard (Address) McLean (City) Virginia (State) 22102-4219 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

AFFIRMATION

We, Peter Brophy and Joanna Mooney, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Rydex Distributors, Inc. (the "Company") for the year ended December 31, 2002, are true and correct. We further affirm that neither the Company nor any partner or officer has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Signature

Chief Compliance Officer
Title

State of Maryland
County of Montgomery

Sworn before me this 11 day
of March 11, 2003:

Notary Public

My Comm. Exps. 3/01/07

## RYDEX DISTRIBUTORS, INC.

### TABLE OF CONTENTS



See also PUBLIC report filed simultaneously herewith which contains:
Statement of Financial Condition
Supplemental Report on Internal Control

RYDEX DISTRIBUTORS, INC.
(S.E.C. I.D. No. 8-49200)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

**********

Filed pursuant to Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

## RYDEX DISTRIBUTORS, INC.

**Statement of Financial Condition**

**December 31, 2002**

Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 3,846,839 |
| Due from Rydex Series Funds | | 422,343 |
| Due from Rydex Dynamic Funds | | 258,589 |
| Due from Rydex Variable Trust | | 129,148 |
| Due from PADCO Advisors II, Inc. | | 99,805 |
| Prepaid fees | | 1,221,745 |
| Property and equipment, net | | 64,597 |
| Restricted cash | | 190,805 |
| Other assets | | 35,794 |
| Total Assets | $ | 6,269,665 |

Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 824,084 |
| Income taxes payable | | 204,884 |
| Payable to investment advisors | | 1,489,294 |
| Due to affiliated companies | | 831,283 |
| Capital lease obligations | | 1,619 |
| Deferred tax liability | | 3,608 |
| Total Liabilities | | 3,354,772 |
| Stockholder's equity | | |
| Voting common stock, no par value; authorized, issued and outstanding 1,000 shares | | 9,990 |
| Non-voting common stock, par value $.0001; authorized, issued and outstanding 100,000 shares | | 10 |
| Capital in excess of par value | | 1,797,419 |
| Retained earnings | | 1,107,474 |
| Total Stockholder's Equity | | 2,908,493 |
| Total Liabilities and Stockholder's Equity | $ | 6,269,665 |

See accompanying notes to financial statement.

**RYDEX DISTRIBUTORS, INC.**

**Notes to Financial Statement**

**December 31, 2002**

1. Organization and Summary of Significant Accounting Policies

General

Rydex Distributors, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company has offices in Rockville, Maryland; Boston, Massachusetts; Atlanta, Georgia; Shreveport, Louisiana and Denver, Colorado.

The Company receives a mutual fund service fee from Rydex Variable Trust for providing shareholder services, and in turn, compensates service providers who have entered into agreements with the Company to provide such services. PADCO Advisors II, Inc., an affiliated entity, has agreed to reimburse the Company for the portion of the fees due to third parties which are in excess of the amount received by the Company.

The Company serves as exclusive agent for the Rydex Series Funds and the Rydex Dynamic Funds. A mutual fund service fee is received based on an annual percentage of average daily net assets of the specified funds. A portion of these fees are paid by the Company to third parties who have entered into agreements with the Company.

The Company receives a mutual fund promotion fee from PADCO Advisors, Inc. ("Advisors") for services in connection with the promotion of Advisors and mutual funds sponsored by Advisors.

In July 2002 the Company expanded its activities to include acting as an introducing broker dealer. Customer accounts are carried by a clearing broker dealer on a fully disclosed basis. The company earns transaction and asset based fees based on customer activities and pays the clearing broker dealer fees for processing customer activity and maintaining the accounts.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside its affiliated group.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash. The Company had $3,945,438 invested in money market mutual funds at December 31, 2002.

Restricted cash of $140,805 has been assigned as collateral for an irrevocable letter of credit for $121,000 which serves as a security deposit for office space leased by the Company. In addition, restricted cash of $50,000 is held in an escrow account by the Company's clearing broker dealer.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation and amortization. Depreciation on furniture and equipment is recorded over the useful lives of the assets of 3 to 7 years using accelerated methods. Depreciation on leasehold improvements is recorded over the shorter of the lease term or the useful life of the improvements. Amortization of software is on a straight-line basis over 3 years.

## RYDEX DISTRIBUTORS, INC.

**Notes to Financial Statement**

**December 31, 2002**

1. Organization and Summary of Significant Accounting Policies (continued)

Prepaid fees

In connection with the distribution of certain shares of affiliated mutual funds, the Company pays independent investment advisors for distribution services. Some of these distribution service fees are paid in advance. The prepaid fees are amortized to expense over the service period of one year. If the shares are redeemed within one year, the Company is entitled to recover the original fee.

New Accounting Standards

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 provides clarification that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The adoption of FIN No. 45 did not have an impact on the financial position of the Company. See note 9 for additional disclosure relating to guarantees.

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interests" ("FIN No. 46"). FIN No. 46 explains how to identify variable interest entities and how the Company should assess its interest in those identified entities to determine whether to consolidate the entity. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiary if the entities do not effectively disperse risks among parties involved. The adoption of FIN No. 46 did not have an impact on the financial position of the Company.

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Affiliated Companies

The Company's president and sole shareholder also owns 80 percent of Advisors which provides investment advisory services to the Rydex Series Funds and the Rydex Dynamic Funds (the "Funds") which are part of a mutual fund complex registered with the Securities and Exchange Commission under the Investment Company Act of 1940; 100 percent of Rydex Fund Services, Inc. ("Services") which provides portfolio accounting, general administrative, shareholder, dividend disbursement, transfer agent, and registrar services; and 100 percent of PADCO Advisors II, Inc. ("PADCO II") which provides management advisory services to the Rydex Variable Trust.

The Company receives fees from Rydex Variable Trust for providing investor services. The Company, in turn, compensates third-parties for providing such services. PADCO II reimburses the Company for the portion of the fees that it pays to third-parties which are in excess of the fees received from Rydex Variable Trust. The amount of fees reimbursed by PADCO II was $229,181 for the year ended December 31, 2002.

The Company has $3,119,576 invested in a money market mutual fund sponsored by Advisors at December 31, 2002.

2. Affiliated Companies (continued)

The Company receives some of its services from its affiliates which provide the use of its employees, facilities and utilities. The Company also shares certain other operating expenses with affiliates. A summary of amounts payable to affiliated companies at December 31, 2002 follows:

| | | |
|---|---|---|
| PADCO Advisors, Inc. | $ | 824,688 |
| Rydex Fund Services, Inc. | | 6,595 |
| | $ | 831,283 |

3. Property and Equipment

Property and equipment at December 31, 2002 is summarized as follows:

| | | |
|---|---|---|
| Equipment | $ | 85,830 |
| Furniture | | 98,348 |
| Software | | 8,625 |
| Leasehold improvements | | 4,612 |
| | | 197,415 |
| Accumulated depreciation and amortization | | (132,818) |
| | $ | 64,597 |

4. Operating Leases

The Company conducts portions of its operations from leased facilities in Maryland, Massachusetts, Louisiana, Colorado and Georgia. Future minimum payments under these leases are as follows for years ending December 31:

| | | |
|---|---|---|
| 2003 | $ | 213,501 |
| 2004 | | 154,639 |
| 2005 | | 6,575 |
| Total minimum rental payments | $ | 374,715 |

5. Capital Leases

The Company is a lessee of office equipment and furniture under capital leases. The cost of property and equipment held under capital leases is $12,670 at December 31, 2002. The related accumulated depreciation for the property and equipment is $9,021 at December 31, 2002.

Future minimum payments under these leases are as follows for years ending December 31:

| | | |
|---|---|---|
| 2003 | $ | 1,656 |
| Less: amounts representing interest | | (37) |
| | $ | 1,619 |

## RYDEX DISTRIBUTORS, INC.

**Notes to Financial Statement**

**December 31, 2002**

6. Income Taxes

Income taxes are computed under the provisions of Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes". Under the provisions of FASB 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law, the effects of future changes in tax laws or rates are not anticipated.

As of December 31, 2002, the Company recognized deferred tax liabilities in the amount of $3,608. This liability represents the temporary differences arising from the different methods of accounting for depreciation used by the Company for tax and financial statement presentation.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 or 6⅔ percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $728,549 which was $478,549 in excess of its required net capital of $250,000. The Company's net capital ratio was 4.60 to 1 at December 31, 2002.

The Company is exempt from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the sub paragraph (k)(2)(ii) thereof.

8. Retirement Plan

The Company has a qualified 401(k) plan which covers employees who meet specified age and employment requirements. Contributions other than employee deferrals are at the discretion of management.

9. Contingencies

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Rydex Distributors, Inc.:

We have audited the accompanying statement of financial condition of Rydex Distributors, Inc. (the "Company") as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Rydex Distributors, Inc. for the year ended December 31, 2001, were audited by other auditors whose report, dated February 13, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Rydex Distributors, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 11, 2003